UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                              (Amendment No. 7)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Affymetrix Inc.
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                              (Name of Issuer)


                                Common Stock
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                         (Title of Class of Securities)


                                 00826T 10 8
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                              (CUSIP Number)

                        Donald F. Parman, GlaxoSmithKline
                   One Franklin Plaza, Philadelphia, PA  19102
                            Telephone 215-751-7633

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                March 20, 2003
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 7 amends and supplements the Statement on Schedule 13D electronically filed with the Securities and Exchange Commission (the "Commission") on February 16, 1999, and subsequent amendments electronically filed with the Commission on August 11, 1999, May 5, 2000, November 3, 2000, December 15, 2000, June 11, 2001 and May 20, 2002.

The undersigned hereby amends and supplements Item 5 of the Initial
Statement to include the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Initial Statement).


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                                  SCHEDULE 13D

CUSIP NO. 00826T 10 8
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GlaxoSmithKline plc

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


    England and Wales
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           0
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       ----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    0
              -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             0
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             0%
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14   TYPE OF REPORTING PERSON*

                             CO


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.


Item 2.  Identity and Background.


Item 3.  Source and Amount of Funds or Other Consideration.



Item 4.  Purpose of Transaction.



Item 5.  Interest in Securities of the Issuer.

         (a)  Amount and Percent Beneficially Owned

         Registered Name                               No. Shares       Percent

         Affymax N.V.                                      0                0
         Affymax Technologies N.V.                         0                0
         GlaxoSmithKline Holdings (Americas) Inc.          0                0
         GlaxoSmithKline Services Unlimited                0                0
                                                       ---------
                                                           0                0%

         (b)

         (c) Subsequent to Amendment No. 6, the Company sold 4,736,254 shares on the open market as follows:

             Transaction Date          No. Shares             Average Price
                                                               $ Per Share

             March 19, 2003              500,000                 27.9887
             March 20, 2003            4,236,254                 26.0992

         (d)

         (e)


Item 6.   Contracts, Arrangements, Understandings or
          Relationship With respect to Securities of the Issuer.


Item 7.   Materials to be Filed as Exhibits.



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  March 21, 2003                      GLAXOSMITHKLINE PLC


                                    By: /s/_____________________________

                                            Simon M. Bicknell
                                            Company Secretary